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                       Report of Independent Accountants

To the Trustees of the Victory Variable Insurance Funds

We have examined management's assertion about the Victory Variable Insurance Funds' (comprising the Victory Variable Insurance Investment Quality Bond Fund, the Victory Variable Insurance Diversified Stock Fund, and the Victory Variable Insurance Small Company Opportunity Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Victory Variable Insurance Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Victory Variable Insurance Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Victory Variable Insurance Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999 with respect to the securities of the Victory Variable Insurance Funds:

     . Confirmation, or other procedures as we considered necessary, of all securities by the Federal Reserve Bank of Cleveland, Depository Trust Company, or Bank of New York;

     . Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers; and

     . Reconciliation of all such securities to the books and records of the Funds and Key Trust Company of Ohio, N.A. in Cleveland, Ohio.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Victory Variable Insurance Funds' compliance with specified requirements.

In our opinion, management's assertion that the Victory Variable Insurance Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 with respect to securities reflected in the

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investment account of the Victory Variable Insurance Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Victory Variable Insurance Funds, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
February 15, 2000

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       Management Statement Regarding Compliance With Certain Provisions
                     of the Investment Company Act of 1940

We, as members of management of Victory Variable Insurance Funds (comprising the Victory Variable Insurance Investment Quality Bond Fund, the Victory Variable Insurance Diversified Stock Fund, and the Victory Variable Insurance Small Company Opportunity Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of Victory Variable Insurance Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999. Based on this evaluation, we assert that Victory Variable Insurance Funds were in compliance with the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, with respect to securities reflected in the investment accounts of Victory Variable Insurance Funds.


Victory Variable Insurance Funds
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